Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Realty Capital Trust V, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-191255) on Form S-11 of American Realty Capital Trust V, Inc. of our report dated May 15, 2015, with respect to the consolidated balance sheets of American Realty Capital Trust V, Inc. and subsidiaries as of December 31, 2014, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2014, and the related financial statement schedule III, real estate and accumulated depreciation, which report appears in the December 31, 2014 annual report on Form 10-K of American Realty Capital Trust V, Inc.

/s/ KPMG LLP

Greenville, South Carolina
May 15, 2015